September 15, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tom Jones

Re:          eMagin Corp. (the “Company”)
Amendment No. 3 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed February 7, 2008
File No. 333-144865

Dear Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 15, 2008, addressed to Admiral Paulsen, the Company’s Interim Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Executive Compensation, page 41

1.	Please update to provide compensation disclosure for the year ended December 31, 2007.

Response:

We have updated our compensation disclosure for the year ended December 31, 2007.

Selling Stockholders. page 52

2.
Please tell us how you determined that there are 1,071,526 shares registered for resale by the selling stockholder in previous filings as disclosed in the second column of the table on page 57. We note page 15 of the Form S-3 filed in August 2006 refers to 1,923,077 shares registered for resale on behalf of Stillwater.

Response:

The Company has revised the second column of the table on page 62, since the previous figure of 1,071,526 shares registered for resale by the selling stockholder in previous filings was incorrect. The correct number is 1,757,744 shares. Such shares were registered for resale by the selling stockholder in previous filings.  Specifically, the number of 1,757,744 shares is derived based on the following registration statements that were filed by the Company on behalf of the selling stockholder, which is summarized below:

Shares Previously Registered on behalf of Stillwater, LLC

	Form of Registration Statement And File Number	424B3 Date	Total Number of Shares Registered

1	SB-2 333-105750)	7/25/2003	14,359,959
2	S-3 (333-115161)	8/9/2004	1,294,402
3	S-3 (333-136748)	8/31/2006	1,923,077
TOTAL			17,577,438

	Accounting for 1-for-10 reverse split		1,757,744

As indicated above, in connection with the three registration statements noted, the Company registered 17,575,744 shares on behalf of the selling shareholder.  Thereafter, on November 3, 2006, the Company effectuated a reverse stock split with a ratio of 1-for-10 resulting in a total of 1,757,744 shares registered on behalf of the selling stockholder.

3.
It is unclear how your response addressed the concern in the first bullet point in prior comment 7. Because the third column should show the number of shares previously registered for resale and still held by the selling stockholder, the number in that column should not be greater than the number in the column disclosing the total number of shares previously registered for resale for the selling stockholder.

Response:

Upon further review of prior comments 7 and 12, the Company has further revised the registration statement.

Specifically, with respect to column 2 (shares registered by selling stockholder in previous filings) the Company previously registered 1,757,744 shares on behalf of Stillwater LLC, as set forth in the response to comment 2 herein. Thereafter, and with respect to column 4 (the number of shares sold in registered resale transactions by Stillwater, LLC), the Company has confirmed that the selling shareholder has sold 147,500 shares to date (the Company has corrected its previous inaccurate disclosure indicating that 147,000 shares have been sold to date).

Accordingly, the total amount in column 3 (registered shares to be held by selling stockholder) is 1,610,244 shares. This figure was derived by taking the total amount of shares registered by the selling stockholder in previous filings (1,757,744) and subtracting from that the shares sold in registered resale transactions by the selling stockholder to date (147,500). This figure does not include the current shares being registered on behalf of the selling stockholder (2,450,000).

4.
We note your response to prior comment 14. Please provide us your calculations and analysis supporting your conclusions regarding the number of outstanding shares held by non-affiliates. Your calculations should be clearly reconcilable to your beneficial ownership table. We will continue to consider the issues mentioned in prior comment 8 based on your responses to this and our other comments.

Response:

The disclosure provided in response to prior comment 14 was based upon the total number of shares outstanding as of March 28, 2007, which were 11,049,164.  Of such amount, the total number of shares held by affiliates was 2,043,987, of which officers and directors of the Company held 1,020,463 and the selling stockholder and its affiliates held 1,023,524.  As a result, the total number of shares held by non-affiliates was 9,005,177, which was derived by subtracting the total shares held by affiliates (2,043,987) from the total shares outstanding (11,049,164).

As noted above, the above information is dated as of March 28, 2007, and will therefore not tie-out to the beneficial ownership table included in the S-1/A, as the beneficial ownership table reflects updated ownership information as of August 29, 2008.  As of such date, the Company has an aggregate of 14,874,439  shares outstanding, as more fully described in footnote 2 to the beneficial ownership table, and the percentage of shares owned as disclosed in the beneficial ownership table is based upon the number of shares outstanding as of August 29, 2008.

In addition to the foregoing, in response to the prior comment raised and noted by the staff in the comment letter regarding the amount of shares sought to be registered and whether such number should be considered to constitute a primary offering, we hereby respond as follows:

(i)
The Company submits that the number of shares being registered represents less than 28% of the Company’s public float. The law firm of Sichenzia Ross Friedman Ference LLP, Special Counsel to the Company, has had extensive discussions with the SEC on the Staff's interpretation of Rule 415. Specifically members of the firm met with Martin Dunn, David Lynn and Carol McGee of the office of Chief Counsel on December 6, 2006 at the SEC's offices in Washington. Further, Mr. Dunn and others from the commission have also publicly stated the Commission’s position regarding Rule 415. Such position, as discussed and stated has been that if a company were to register 33% or less of its outstanding float then the Staff would not take the position that that offering was primary rather than a secondary offering. Accordingly, we hereby submit that the number of shares sought to be registered is clearly well below the 33% threshold, and, as such, the transaction should be deemed not to constitute a primary offering; and

(ii)
The Company submits that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support its position that this registration is not an indirect primary offering.  Below is a discussion of each of these points:

Consideration should be given to how long the selling shareholders have held the shares.

The financing which is the basis of the Company’s obligation to file the registration statement closed in July 2006, and which was later amended in March 2007. As such, the investors made an investment in the Company and they have held the risk of ownership for well over one year. Further, even after the registration is declared effective, the investor will continue to bear the risk of ownership.

The circumstances under which the investors received the securities.

The investor acquired the securities from the issuer in a private placement pursuant to a Note Purchase Agreement. Such transaction was exempt from registration pursuant to Sections 4(2) of the Securities Act and Rule 506 of the Commission thereunder. Furthermore, the financing was an arm’s length transaction between the Company and the investors.

Whether the sellers are in the business of underwriting securities.

The investor is a private investor and is not in the business of underwriting securities, and, as a factual matter, the investor is not acting as a conduit for the Company.  Rather it has purchased the shares for its own account and has already held the risk of ownership for more than a year. Even when the shares are registered, the investor will continue to own, and bear the risk of ownership, with respect to its investment

The sale by the Investor of its shares is not analogous to an offering by the Company.

In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared.  The Investor made a cash investment, and the Company has received the proceeds from the sale of securities to Stillwater. Stillwater has a contractual right to have the Company register the common stock underlying its Note and warrants, but the Company has already received the proceeds from the sale.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investor is acting as a conduit for the Company.  The investor purchased the securities in a financing and these investments were made over a significant period of time in excess of twelve months ago.

Accordingly, we hereby submit that the transaction should be deemed not to constitute a primary offering.

Conversion Price, page 53

5.
From your disclosure in this section, it appears that you have registered for resale all shares underlying the note. However, from the asterisked footnotes on page 6, you appear to be disclosing that 720,476 shares issued pursuant to the notes as described in your response to prior comment 21 are not registered for resale.  Please reconcile.

Response:

The Company has reconciled its disclosure with respect to the section titled “The Offering” and the “Conversion Price.”  The 720,476 shares are included in the 1,450,000 shares which are to be registered in the S-1/A with respect to the shares issuable upon conversion of the $500,000 Stillwater Notes (as defined in the S-1/A).

Exhibits

6.
Please refer to prior comment 10. Please ensure that all required exhibits are filed and complete. For example, we note the missing schedule 7(b) of exhibit l0.6 to the Form 8-K filed August 10, 2007, the missing schedule 1 of exhibit 10.7 to the Form 8-K filed August 10, 2007 and the missing annexes filed with exhibit 10.45 of this filing.  Also, expand the exhibit index to include the agreements filed as exhibits to the Form 8-K filed August 10, 2007 and February 8, 2008.

Response:

The Company has expanded the Exhibit Index to include the agreements filed as exhibits to the Form 8-K filed on August 10, 2007 and February 8, 2008, to wit: the Loan and Security Agreement between Moriah Capital, L.P. and the Company; the Securities Issuance Agreement between Moriah Capital, L.P. and the Company; the Secured Convertible Revolving Loan Note; the Loan Conversion Agreement between Moriah Capital, L.P. and the Company; the Post Closing Agreement between Moriah Capital, L.P. and the Company; the Registration Rights Agreement between Moriah Capital, L.P. and the Company and the Intercreditor Agreement between Alexandra Global Master Fund, Ltd., Moriah Capital, L.P. and the Company.  Further, we have included Schedule 7(b) as part of the Registration Rights Agreement and Schedule 1 of the Intercreditor Agreement referenced herein.

Additionally, the Company has included the annexes as part of Exhibit 10.45, the Form of Note Purchase Agreement dated July 21, 2006.

The Company believes it has included all exhibits required to be filed. The Company further agrees to undertake to review, on an ongoing basis, its filings to ensure that all appropriate exhibits have been filed and are complete.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Interim Chief Financial Officer